Neuberger Berman Management LLC

605 Third Avenue
New York, NY 10158-3698
Tel 212.476.9000

Contact:

Neuberger Berman Management LLC

Investor Information

(877) 461-1899

NEUBERGER BERMAN CLOSED-END FUNDS
COMMENCE TENDER OFFERS

NEW YORK, NY, May 1, 2009, Neuberger Berman California Intermediate Municipal Fund Inc. (AMEX: NBW), Neuberger Berman Dividend Advantage Fund Inc. (AMEX: NDD), Neuberger Berman High Yield Strategies Fund Inc. (NYSE: NHS), Neuberger Berman Income Opportunity Fund Inc. (AMEX: NOX), Neuberger Berman Intermediate Municipal Fund Inc. (AMEX: NBH), Neuberger Berman New York Intermediate Municipal Fund Inc. (AMEX: NBO) and Neuberger Berman Real Estate Securities Income Fund Inc. (AMEX: NRO) (each a “Fund” and collectively, the “Funds”) each announced today the commencement of their offer to purchase up to 10% of each Fund’s outstanding common shares at a price equal to 98% of such Fund’s net asset value per share determined on the date the tender offer expires. The offers commenced today, May 1, 2009, and will expire at 12:00 Midnight EST, May 29, 2009, or such later date to which the offer is extended.

Additional terms and conditions of the tender offers will be set forth in the Funds’ offering materials, which will be distributed to shareholders. If more than 10% of a Fund’s outstanding common shares are tendered and not withdrawn in its offer, that Fund will purchase shares from tendering shareholders on a pro rata basis (after taking into account ‘‘odd lots’’ and with appropriate adjustment to avoid purchase of fractional Common Shares). Accordingly, shareholders cannot be assured that a Fund will purchase all of their tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. The Funds have not yet commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at http://www.sec.gov and from the Fund by calling 877-461-1899. Shareholders of each Fund should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers.

     Neuberger Berman Management LLC, the Funds’ investment manager, is a subsidiary of Neuberger Berman Holdings LLC, an investment advisory company serving individuals, families, and taxable and non-taxable institutions with a broad range of investment products, services and strategies. Neuberger Berman engages in wealth management services including private asset management, mutual funds, institutional management and alternative investments. For further information about Neuberger Berman please visit www.nb.com.

# # #

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in each Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Funds’[ investment adviser to attract or retain key employees, inability of each Fund to implement its investment strategy, inability of each Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.